Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

CytoMed Therapeutics Limited

1 Commonwealth Lane, #08-22

Singapore 149544.

PROXY

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders

on June 26, 2025, at 12:00 P.M., Singapore time

(June 26, 2025, at 12:00 A.M., Eastern Time)

The undersigned hereby appoints Choo Chee Kong as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of CytoMed Therapeutics Limited which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Item 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, and 11.

Item 1	By an ordinary resolution, to receive and adopt the Directors’ Statement, the audited financial statements of the Company for the financial year ended December 31, 2024.

☐ For	☐ Against	☐ Abstain

Item 2	By an ordinary resolution, to receive and adopt the audited financial statements in relation to Form 20-F for the financial year ended December 31, 2024.

☐ For	☐ Against	☐ Abstain

Item 3	By an ordinary resolution, to approve the re-election of Dr. ZENG Jieming, who is retiring by rotation pursuant to Regulation 117 of the Constitution of the Company and who, being eligible, offers himself for re-election as Director.

☐ For	☐ Against	☐ Abstain

Item 4	By an ordinary resolution, to approve the re-election of Mr. Mark LEONG Kei Wei, who is retiring by rotation pursuant to Regulation 117 of the Constitution of the Company and who, being eligible, offers himself for re-election as Director.

☐ For	☐ Against	☐ Abstain

Item 5	By an ordinary resolution, to approve the re-election of Prof. LOH Yuin Han, who is retiring by rotation pursuant to Regulation 117 of the Constitution of the Company and who, being eligible, offers himself for re-election as Director.

☐ For	☐ Against	☐ Abstain

Item 6	By an ordinary resolution, to ratify the appointment of WWC, P.C., as the Company’s independent registered public accounting firm for the financial year ending December 31, 2025.

☐ For	☐ Against	☐ Abstain

Item 7	By an ordinary resolution, to ratify the appointment of KE Trust PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2025.

☐ For	☐ Against	☐ Abstain

Item 8	By an ordinary resolution, to approve payment of Directors’ fees of US$70,000 for the financial year ending December 31, 2025.

☐ For	☐ Against	☐ Abstain

Item 9	By an ordinary resolution, to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, Proposal Six, Proposal Seven, Proposal Eight, Proposal Ten, and Proposal Eleven.

☐ For	☐ Against	☐ Abstain

Item 10	By an ordinary resolution, to authorize the Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares. If this resolution is approved, the authorization would be effective from the date of the AGM until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

☐ For	☐ Against	☐ Abstain

Item 11	By a special resolution, alter Regulation 63(1) of the Constitution to remove the requirement to publish notice of general meetings in the daily press.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ______________________________, 2025

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

VOTING INSTRUCTIONS

To vote by Internet

1) Visit www.proxyvote.com or scan the QR code on your voting card.

To vote by Telephone

1) Call the telephone number on your voting card or email.

To vote by Mail

1) Check the appropriate boxes on the voting instruction form

2) Sign, date, and return your voting card in the enclosed envelope.

Please note the latest we will accept voting is on June 23, 2025, at 11:59 A.M., Singapore Time (June 22, 2025, at 11:59 P.M., Eastern Time).